File No. 812-14578

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

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Ameritas Life Insurance Corp. AND ITS

AMERITAS LIFE INSURANCE CORP. SEPARATE ACCOUNT LLVL AND

AMERITAS LIFE INSURANCE CORP. SEPARATE ACCOUNT LLVA

____________________

Questions and Communications, Notice and Order to: Ann D. Diers, Esq. Vice President and Associate General Counsel Ameritas Life Insurance Corp. 5900 "O" Street Lincoln, NE 68510

April 6, 2016

The exhibit index appears on page 26

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of	)
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Ameritas Life Insurance Corp.	)
Ameritas Life Insurance Corp. Separate Account LLVL Ameritas Life Insurance Corp. Separate Account LLVA	) )
)
)
)
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5900 "O" Street	)
Lincoln, Nebraska 68510)
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)
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File No. 812-14578)

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

Ameritas Life Insurance Corp. ("Ameritas" or "Life Insurance Company") and its separate accounts Ameritas Life Insurance Corp. Separate Account LLVL and Ameritas Life Insurance Corp. Separate Account LLVA (together, the "Applicants") submit this application (the "Application") to request that the Securities and Exchange Commission (the "Commission") issue an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "Act"), approving the substitution of shares of the VIP Government Money Market Portfolio, Initial Class (the "Replacement Portfolio") of the Variable Insurance Products Fund V ("VIPFV") for shares of the Vanguard Money Market Portfolio (the "Current Portfolio") of the Vanguard Variable Insurance Fund ("VVIF") held by Ameritas Life Insurance Corp. Separate Account LLVL and Ameritas Life Insurance Corp. Separate Account LLVA (each, a "Separate

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Account," together, the "Separate Accounts") to support variable life insurance contracts or variable annuity contracts (collectively, the "Contracts") issued by the Life Insurance Company (the "Substitution").

I.	THE LIFE INSURANCE COMPANY, THE SEPARATE ACCOUNTS, AND THE CONTRACTS

A.	Ameritas Life Insurance Corp.

Ameritas is a stock life insurance company organized under the insurance laws of the State of Nebraska in 1887. All of the outstanding stock of Ameritas is indirectly owned by Ameritas Mutual Holding Company, a mutual insurance holding company established under Nebraska law on January 1, 2006. Ameritas is authorized to transact life insurance and annuity business throughout the United States, except New York. For purposes of the Act, Ameritas is the depositor and sponsor of the Separate Accounts, as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.

B.	The Separate Accounts

Ameritas established Ameritas Life Insurance Corp. Separate Account LLVL1 and Ameritas Life Insurance Corp. Separate Account LLVA2 as segregated asset accounts under Nebraska law. Under Nebraska law, the assets of each Separate Account attributable to the Contracts through which interests in that Separate Account are issued are owned by Ameritas but are held separately from all other assets of Ameritas for the benefit of the owners of, and the persons entitled to payment under, those Contracts. Consequently, the assets in each Separate Account equal to the reserves and other contract liabilities of that Separate Account are not chargeable with liabilities arising out of any other business that Ameritas may conduct. Income, gains, and losses, realized or unrealized, from assets allocated to each Separate Account are

1	File No. 811-08868
2	File No. 811-07661

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credited to or charged against that Separate Account without regard to other income, gains or losses of Ameritas. Each Separate Account is a "separate account" as defined by Rule 0-1(e) under the Act, and is registered with the Commission as a unit investment trust.

The Ameritas Life Insurance Corp. Separate Account LLVL was established on August 24, 1994, and is divided into 78 subaccounts. Each subaccount invests exclusively in shares of a corresponding investment portfolio of one of seventeen series-type management investment companies, including the VVIF and the VIPFV. The assets of Ameritas Life Insurance Corp. Separate Account LLVL support variable life contracts, and interests in the Ameritas Life Insurance Corp. Separate Account LLVL offered through such contracts have been registered under the Securities Act of 1933, as amended (the "1933 Act"), on Form N-6 (File Nos. 033-86500, 333-76359, 333-151912).

The Ameritas Life Insurance Corp. Separate Account LLVA was established on October 26, 1995, and is divided into 101 subaccounts. Each subaccount invests exclusively in shares of a corresponding portfolio of one of eighteen series-type management investment companies, including the VVIF and the VIPFV. The assets of Ameritas Life Insurance Corp. Separate Account LLVA support variable annuity contracts, and interests in the Ameritas Life Insurance Corp. Separate Account LLVA offered through such contracts have been registered under the 1933 Act on Form N-4 (File Nos. 333-05529, 333-120972, 333-1221093, 333-182091, 333-205138).

C.	The Contracts

The terms and conditions, including charges and expenses, applicable to the Contracts are described in the registration statements relating to such Contracts. Pursuant to the Contracts, the

3	The Contract offered through registration statement File No. 333-122109 is not affected by the Substitution because the Current Portfolio is not available in this Contract.
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Life Insurance Company reserves the right to substitute shares of one portfolio for shares of another. The prospectuses for the Contracts also disclose that the Life Insurance Company reserves the right to substitute shares of one portfolio for shares of another.

As disclosed in the prospectuses for the Contracts, the Contracts also permit Contract owners to transfer Contract value between and allocate Contract value among the subaccounts. Currently, the Life Insurance Company does not limit the number of transfers permitted each year. However, some Contracts reserve a right to charge $10 for each transfer in excess of 15 transfers in any one contract year, but the Life Company has not yet exercised this right. Although the Life Insurance Company has in place market timing policies and procedures that may operate to limit transfers, the Contracts do not expressly limit the number of transfers in a given period or the amount of transfers in a given period.

D.	Distribution of the Contracts

The Life Insurance Company has entered into agreements with Ameritas Investment Corp. ("AIC"), an affiliate, for the distribution and sale of the Contracts. Pursuant to this agreement, AIC serves as principal underwriter of the Contracts. AIC sells the Contracts through its registered representatives. AIC has also entered into selling agreements with other broker-dealers who in turn sell and service the Contracts through their registered representatives. AIC is registered as a broker-dealer with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"), as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The principal business address of AIC is 5900 "O" Street, Lincoln, Nebraska 68510.

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II.	THE PORTFOLIOS

A.	Vanguard Variable Insurance Fund

VVIF was organized as a Maryland corporation in 1989 before becoming a Pennsylvania business trust later in 1989, and a Delaware statutory trust in 1998. VVIF is registered under the Act as an open-end management investment company.4 VVIF currently consists of seventeen investment portfolios, including the Vanguard Money Market Portfolio, and issues a separate series of shares of beneficial interest in connection with each portfolio. VVIF has registered such shares under the 1933 Act on Form N-1A (File No. 033-32216).

The Vanguard Group, Inc. ("Vanguard") serves as the investment adviser to the Vanguard Money Market Portfolio. Vanguard provides investment advisory services on an at-cost basis to eleven of the Portfolios of Vanguard Variable Insurance Fund, including the Vanguard Money Market Portfolio, under the overall supervision of Vanguard’s board of trustees. Vanguard has the responsibility for making all investment decisions for the Vanguard Money Market Portfolio and receives an investment management fee from the Portfolio. Vanguard is a registered investment adviser and its principal business address is 400 Devon Park Drive, MS 249, Wayne, PA 19087. None of VVIF, Vanguard, or other affiliates of Vanguard are affiliated persons (or affiliated persons of affiliated persons) of the Applicants. Likewise, none of the Applicants are affiliated persons (or affiliated persons of affiliated persons) of VVIF, Vanguard, or other affiliates of Vanguard.

B.	Variable Insurance Products Fund V

The VIPFV was created under a declaration of trust dated September 9, 1989, under Massachusetts law. The VIPFV is registered under the Act as an open-end management

4	File No. 811-05962

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investment company.5 Currently, VIPFV has 32 investment portfolios, one of which – the Government Money Market Portfolio – would be involved in the proposed Substitution. VIPFV issues a separate series of shares of beneficial interest in connection with each Portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 033-17704).

Fidelity Management & Research Company ("FMR") serves as the manager of each Portfolio of VIPFV. As the manager, FMR has overall responsibility for directing portfolio investments and handling the VIPFV's business affairs. FMR receives an investment management fee from each Portfolio. FMR is a registered investment adviser and its principal business address is 245 Summer Street, Boston, Massachusetts 02210. Fidelity Investments Money Management, Inc. ("FIMM") and other affiliates of FMR serve as sub-advisers for the VIPFV Government Money Market Portfolio. FIMM has the day-to-day responsibility of choosing investments. In addition, other affiliates of FMR serve as sub-advisers for the Portfolio and may provide investment research and advice for the Portfolio. None of VIPFV, FMR, FIMM, or other affiliates of FMR are affiliated persons (or affiliated persons of affiliated persons) of the Applicants. Likewise, none of the Applicants are affiliated persons (or affiliated persons of affiliated persons) of VIPFV, FMR, FIMM or other affiliates of FMR.

By supplement dated June 9, 2015, shareholders of VIPFV Government Money Market Portfolio were advised that shareholders had approved a proposal to modify the VIPFV Government Money Market Portfolio’s fundamental concentration policy in such a manner as to enable the portfolio to operate as a government money market fund. The supplement announced that the fund would implement other changes necessary to operate as a government money market fund, with such modifications expected to become effective in the fourth quarter of 2015.

5	File No. 811-05361

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The Replacement Portfolio modifications became effective after the filing of Applicant's original Application.

C.	Investment Objectives

The following chart sets out the investment objectives of the Current Portfolio and the Replacement Portfolio, as stated in their respective summary prospectuses.

CURRENT PORTFOLIO	REPLACEMENT PORTFOLIO
Vanguard Variable Insurance Fund, Vanguard Money Market Portfolio	Variable Insurance Products Fund V, VIP Government Money Market Portfolio, Initial Class
Investment Objective	Investment Objective
The Portfolio seeks to provide current income while maintaining liquidity and a stable share price of $1.	The fund seeks as high a level of current income as is consistent with preservation of capital and liquidity.

D.	Principal Investment Strategies

The following chart sets out the principal investment strategies of the Current Portfolio and the Replacement Portfolio, as stated in their respective summary prospectuses.

CURRENT PORTFOLIO	REPLACEMENT PORTFOLIO
Vanguard Variable Insurance Fund, Vanguard Money Market Portfolio	Variable Insurance Products Fund V, VIP Government Money Market Portfolio
Principal Investment Strategies	Principal Investment Strategies
The Portfolio invests primarily in high-quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper, Eurodollar and Yankee obligations, and other money market securities. To be considered high quality, a security generally must be rated in one of the two highest credit-quality categories for short-term securities by at least two nationally recognized rating services (or by one, if only one rating service has rated the security). If unrated, the security must be determined by Vanguard to be of quality equivalent to securities in the two highest credit-quality categories. The Portfolio invests more than 25% of its assets in securities issued by companies in the financial services industry.

Normally investing at least 99.5% of total assets in cash, U.S. Government securities and/or repurchase agreements that are collateralized fully (i.e., collateralized by cash or government securities).

Investing in U.S. Government securities issued by entities that are chartered or sponsored by Congress but whose securities are neither issued nor guaranteed by the U.S. Treasury.

Investing in compliance with industry-standard regulatory requirements for money market funds for the quality, maturity, liquidity, and diversification of investments.

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The Portfolio maintains a dollar-weighted average maturity of 60 days or less and a dollar-weighted average life of 120 days or less.

E.	Principal Investment Risks

The following sets out the principal investment risks of the Current Portfolio and the Replacement Portfolio, as stated in their respective summary prospectuses.

1.	Vanguard Money Market Portfolio

The Current Portfolio is subject to the following principal investment risks:

Income Risk, which is the chance that the Portfolio’s income will decline because of falling interest rates. Because the Portfolio’s income is based on short-term interest rates—which can fluctuate significantly over short periods—income risk is expected to be high.

Manager Risk, which is the chance that poor security selection will cause the Portfolio to underperform relevant benchmarks or other funds with a similar investment objective.

Credit Risk, which is the chance that the issuer of a security will fail to pay interest or principal in a timely manner, or that negative perceptions of the issuer’s ability to make such payments will cause the price of that security to decline. Credit risk should be very low for the Portfolio because it invests primarily in securities that are considered to be of high quality.

Industry Concentration Risk, which is the chance that there will be overall problems affecting a particular industry. Because the Portfolio invests more than 25% of its assets in securities issued by companies in the financial services industry, the Portfolio’s performance depends to a greater extent on the overall condition of that industry and is more susceptible to events affecting that industry.

The summary prospectus for the Current Portfolio also includes the following disclosure:

An investment in the Portfolio is not a deposit of a bank and is not insured or guaranteed

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by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $1 per share, it is possible to lose money by investing in the Portfolio.

2.	VIP Government Money Market Portfolio, Initial Class

The Replacement Portfolio is subject to the following principal investment risks:

Interest Rate Changes. Interest rate increases can cause the price of a money market security to decrease.

Issuer-Specific Changes. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a money market security to decrease.

The summary prospectus for the Replacement Portfolio also includes the following disclosures:

You could lose money by investing in the fund. Although the fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Fidelity Investments and its affiliates, the fund's sponsor, have no legal obligation to provide financial support to the fund, and you should not expect that the sponsor will provide financial support to the fund at any time.

The fund will not impose a fee upon the sale of your shares, nor temporarily suspend your ability to sell shares if the fund's weekly liquid assets fall below 30% of its total assets because of market conditions or other factors.

F.	Fees and Expenses

The following chart compares the investment management fees, distribution fees, other

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expenses and total operating expenses for the year ended December 31, 2015, expressed as an annual percentage of average daily net assets, of the Current Portfolio and the Replacement Portfolio.

	CURRENT PORTFOLIO	REPLACEMENT PORTFOLIO
	Vanguard Variable Insurance Fund, Vanguard Money Market Portfolio	Variable Insurance Products Fund V, VIP Government Money Market Portfolio, Initial Class
Management Fee	0.13%	0.17%
Distribution and Service (12b-1) Fee	None	None
Other Expenses	0.03%	0.08%
Total Operating Expenses	0.16%	0.25%
Fee Waivers and Expense Reimbursements	None	None
Net Operating Expenses	0.16%	0.25%

G.	Performance and Asset Levels

The yield for the Current Portfolio for the seven days ending December 31, 2015, was 0.15%. The net asset value of the Current Portfolio was $1,217,379,000 as of December 31, 2015. The yield for the Replacement Portfolio Initial Class shares for the seven days ending December 31, 2015, was 0.05%. The net asset value of the Replacement Portfolio supporting Initial Class shares was $905,170,000 as of December 31, 2015. The following chart shows the average annual total returns of the Current Portfolio and the Replacement Portfolio for the relevant periods.

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	CURRENT PORTFOLIO	REPLACEMENT PORTFOLIO
Average Annual Total Return	Vanguard Variable Insurance Fund, Vanguard Money Market Portfolio	Variable Insurance Products Fund V, VIP Government Money Market Portfolio, Initial Class
For the Year Ended December 31, 2015	0.15%	0.03%
For the Five Years Ended December 31, 2015	0.13%	0.06%
For the Ten Years Ended December 31, 2015	1.44%	1.42%

III.	SECTION 26(c) RELIEF
A.	Description of the Proposed Substitution Transactions
1.	Summary of Substitution

The only money market portfolio investment option currently offered under the Contracts is the Current Portfolio. In July of 2014, the Commission promulgated the Money Market Reform Rule (the "SEC Rule"), which has a final compliance date of October 14, 2016.6 In order to comply with the SEC Rule, certain money market portfolios are required to implement changes related to liquidity fees and redemption gates (generally referred to herein individually as a "fee" or a "gate" and collectively as "fees and gates"). Under the SEC Rule, a fee could be imposed on redemptions, and a gate could be imposed that would temporarily suspend redemptions. Under certain circumstances money market portfolio boards would have the discretion to impose fees and gates. Under other circumstances money market portfolio boards would be required to impose fees. It is our understanding that the Current Portfolio will be required to implement the changes related to fees and gates.

6 Release No. 33-9616

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We have evaluated the possibility of fees and gates being imposed on redemptions of the Current Portfolio in light of the potential impacts to Contract owner-initiated decisions and our obligations under the Contracts. We have determined that fees and gates may prevent or delay certain Contract owner-initiated decisions and impede our ability to meet our obligations under the Contracts with regard to the following Contract features: subaccount transfer requests, elections to annuitize, requests for death benefit payments, requests for withdrawals, and requests for refunds resulting from Contract owner cancellations during state-required right to examine periods. Inherent to each such Contract feature is the fact that subaccounts, including the Current Portfolio, must maintain liquidity. If a gate were imposed, the Current Portfolio would be illiquid. Without liquidity, Contract owner-initiated decisions and our obligations under the Contracts are circumvented e.g. the Life Insurance Company cannot make a transfer from the Current Portfolio subaccount if a gate is imposed on redemptions from the Current Portfolio. Fees and gates will impede Contract owners’ ability to use the Current Portfolio, and the Contract features, as used today, depriving Contract owners of the full range of benefits they purchased as part of their Contract.

The SEC Rule's provisions relating to fees and gates do not apply to government money market portfolios.7 The Replacement Portfolio has made modifications to the portfolio so that the Replacement Portfolio is a government money market portfolio. The Life Insurance Company submits that the Replacement Portfolio should be substituted for the Current Portfolio so that Contract owner-initiated decisions and Life Insurance Company obligations under the Contracts are not circumvented.

The Life Insurance Company submits that the Replacement Portfolio is an appropriate alternative for Contract owners. While the investment objectives and strategies may differ from

7 SEC Rule 2a-7(c)(2)(iii).

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those of the Current Portfolio, the goal of each fund is to maintain a $1.00 share value, provide income, and maintain liquidity. The Contracts and other variable annuity and variable life insurance contracts issued by the Life Insurance Company currently offer one or more VIPFV portfolios (other than the Replacement Portfolio), and the Life Insurance Company has an excellent business relationship with VIPFV and its affiliates.

Applicants believe that the Replacement Portfolio offers appropriate investment objectives and strategies, as a "government money market fund," which will allow Contract owners to continue to have access to a money market fund, but with less risk to the liquidity promised them under their Contracts, as compared with money market funds that will not meet the definition of "government money market fund" following the effective date of the SEC Rule.

Accordingly, the Applicants seek the Commission's approval under Section 26(c) of the Act to engage in the Substitution transaction described below. Pursuant to its authority under the respective Contracts and consistent with prospectus disclosure describing the same, the Life Insurance Company proposes to substitute Initial Class Shares of the VIP Government Money Market Portfolio of the Variable Insurance Products Fund V for shares of the Vanguard Money Market Portfolio of the Vanguard Variable Insurance Fund.

2.	Implementation

The Life Insurance Company will effect the Substitution as soon as practicable following the issuance of the requested order as follows. As of the effective date of the Substitution (the "Effective Date"), each Separate Account will redeem shares of the Current Portfolio for cash. The proceeds of such redemptions will then be used to purchase shares of the Replacement Portfolio, with the subaccount of the applicable Separate Account investing the proceeds of its redemption from the Current Portfolio in the Replacement Portfolio.

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Redemptions and purchases will occur simultaneously so that contract values will remain fully invested at all times. The proposed Substitution will be effected (i) at relative net asset values of the shares of the Current Portfolio and Replacement Portfolio, in conformity with Section 22(c) of the Act and Rule 22c-1 thereunder, (ii) without the imposition of any transfer or similar charge, and (iii) with no change in the amount of any Contract owner’s Contract value or death benefit, or in the dollar value of his or her investments in the money market subaccount of the applicable Separate Account.

Contract values attributable to investments in the Current Portfolio will be transferred to the Replacement Portfolio without charge (including sales charges or surrender charges) and without counting toward the number of transfers that may be permitted without charge. Contract owners will not incur any additional fees or charges as a result of the Substitution. The costs reasonably related to the proposed Substitution, including legal, accounting, transactional, and other fees and expenses, including brokerage commissions, will be paid by the Life Insurance Company, and not by the Contract owners. The proposed Substitution will not alter the rights and obligations of Contract owners, or the contractual obligations of the insurer. In addition, the proposed Substitution will not alter the tax treatment of Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the proposed Substitution. The Substitution will not cause the Contract fees and charges currently paid by existing Contract owners to be greater after the Substitution than before the Substitution. After the Effective Date, the Life Insurance Company will (a) for twelve months reimburse Contract owners with allocations to the Replacement Portfolio for expenses, so that the expense ratio of the Replacement Portfolio will not exceed the expense ratio reported by the Current Portfolio as

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of the end of such Current Portfolio’s most recently ended fiscal year, and (b) for three years not engage in revenue sharing, if the fees and charges a contract owner pays under the Contracts would be greater after the proposed Substitution than before the proposed Substitution. The Life Insurance Company will not exercise any right it may have under the Contracts to impose restrictions on transfers under the Contracts for the period beginning thirty (30) days before the Effective Date through at least thirty (30) days following the Effective Date.8

The procedures to be implemented are sufficient to assure that each Contract owner's Contract values immediately after the Substitution shall be equal to the Contract values immediately before the Substitution.

Affected Contract owners will be notified at least thirty (30) days before the Effective Date by means of a prospectus or prospectus supplement for each of the Contracts ("Pre-Substitution Notice") including information about: the proposed Substitution; the date of the proposed Substitution; that an application has been filed with the Commission seeking approval of the proposed Substitution; the transfer of any Contract value remaining in the Current Portfolio subaccount on the Effective Date to a subaccount investing in the Replacement Portfolio, and that the Substitution will take place at relative net asset value. Further, affected Contract owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Current Portfolio (before the Effective Date) or the Replacement Portfolio (after the Effective Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date. Except as described in any market timing/short-term

8	One exception to this would be restrictions that the Life Insurance Company may impose to prevent or restrict "market timing" activities by Contract owners or their agents.

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trading provisions of the relevant prospectus, Ameritas will not exercise any right it may have under the Contract to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date. Further, all Contract owners will have received a copy of the most recent prospectus for the Replacement Portfolio prior to the Substitution.

New purchasers of the Contracts will be provided the Pre-Substitution Notice, the Contract prospectus, and the prospectus for the Replacement Portfolio in accordance with all applicable legal requirements.

Finally, within five (5) days following the Substitution, Contract owners affected by the Substitution will be notified in writing that the Substitution was carried out. This notice will restate the relevant information set forth in the Pre-Substitution Notice, and will also explain that the Contract values attributable to investments in the Current Portfolio were transferred to the Replacement Portfolio without charge (including sales charges or surrender charges) and without counting toward the number of transfers that may be permitted without charge.

The Life Insurance Company also will seek approval of the proposed Substitution from any state insurance regulators whose approval may be necessary or appropriate.

B.	Legal Analysis in Support of Request for Order Pursuant to Section 26(c) of the Act

Section 26(c) of the Act prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission, if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the Act.

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Applicants submit that the proposed Substitution is not the type of substitution that Section 26(c) was designed to prevent. Section 26(c) was intended to provide for Commission scrutiny of a proposed Substitution which could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.9 Moreover, a Contract owner forced to redeem may suffer adverse tax consequences. The section was designed to forestall the ability of a depositor to present holders of interest in a unit investment trust with situations in which a holder's only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption. For the reasons described below, the Applicant submits that the Substitution meets the standards set forth in Section 26(c) and that, if implemented, the Substitution would not raise any of the aforementioned concerns that Congress intended to address when the Act was amended to include this provision. In addition, the Applicant submits that the proposed Substitution meets the standards that the Commission and its staff have applied to Substitutions that have been approved in the past.10

C.	Substituting the Replacement Portfolio for the Current Portfolio

The replacement of the Current Portfolio with the Replacement Portfolio is consistent with the protection of Contract owners and the purposes fairly intended by the policy and provisions of the Act and, thus, meets the standards necessary to support an order pursuant to Section 26(c) of the Act. The proposed Substitution and the selection of the Replacement

9	House Comm. on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).
10	See, e.g., Horace Mann Life Insurance Company, et al., File No. 812-14336; Voya Retirement Insurance and Annuity Company, et al., File No. 812-14302; and Pacific Life Insurance Company, et al., File No. 812-14359.

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Portfolio were not motivated by any financial consideration paid or to be paid to Ameritas or its affiliates by the Replacement Portfolio, its adviser, underwriter, or affiliates. The following sections compare the basic characteristics of the Replacement Portfolio and the Current Portfolio, demonstrating that the Substitution will provide Contract owners with a comparable investment vehicle which will not circumvent Contract owner-initiated decisions and the Life Insurance Company’s obligations under the Contracts, and will enable Contract owners to continue to use the full range of applicable Contract features as they use them today.

1.	Comparison of Investment Objectives and Principal Investment Strategies

While the investment objectives and principal investment strategies of the Replacement Portfolio and the Current Portfolio may differ as written in each respective summary prospectus, they are similar. Both have an objective of seeking current income while maintaining liquidity. The Replacement Portfolio's added objective of preservation of capital is not inconsistent with the common objectives of the portfolios. The goal of each fund is to maintain a $1.00 share value, provide income, and maintain liquidity. The strategies of the Replacement Portfolio are generally more conservative than those of the Current Portfolio due to regulatory requirements for government money market portfolios. This more conservative strategy is not out of line with the objectives sought. Thus, the Replacement Portfolio is an appropriate candidate for the Substitution. Both Portfolios seek current income as is consistent with preservation of capital and liquidity. Both Portfolios seek to maintain a net asset value of $1.00 per share. Both Portfolios invest in U.S. dollar-denominated money market securities, although the Vanguard VVIF invests to a greater extent in a broader array of issuers, as well. Both Portfolios must comply with regulatory requirements for money market funds.

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Both Portfolios emphasize similar investment objectives and follow similar principal investment strategies to pursue those objectives. Thus, the Applicants believe that the money market investment option available to Contract owners will not change in any material respect as a result of the Substitution, and will continue to provide access to their money market investment without fees and gates.

2.	Comparison of Principal Investment Risks

The Applicants believe that the Replacement Portfolio entails less investment risk than that of the Current Portfolio. In particular, the SEC Rule’s changes to the definition of Government Money Market Fund in Rule 2a-7 under the Act, which require that a government money market fund invest 99.5% or more of its total assets in cash, government securities and/or repurchase agreements that are collateralized fully, likely will mean that the Replacement Portfolio will have a different risk profile than the Current Portfolio.

Both Portfolios are exposed to the risk of changing interest rates, which can cause the price of a money market security to decrease. The Replacement Portfolio, unlike the Current Portfolio, will not be exposed to the risk of participation in the financial services industry, whereby changes in government regulation and economic downturns can have a significant negative effect on issuers in the financial services industry. As well, the Replacement Portfolio, unlike the Current Portfolio, will not be exposed to the risk of investing in foreign securities, which can be affected by adverse political, regulatory, market, or economic developments. The Current Portfolio, unlike the Replacement Portfolio, is subject to credit risks.

3.	Comparison of Fees and Expenses

The Applicants believe that the proposed Substitution would result in an increase in overall expenses of the Replacement Portfolio as compared to the Current Portfolio. Specifically, the

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management fee, other expenses, and total operating expenses are more than those of the Current Portfolio. Both Portfolios have no charge for Rule 12b-1 distribution and services fees. The total annual operating expense of the Replacement Portfolio is more than that of the Current Portfolio. However, given the Contract owner’s expectations with regard to liquidity in the Contracts, the Applicants believe that the Substitution nonetheless benefits Contract owners, even though it increases the overall level of Portfolio expenses. Further, Applicants have agreed, as a condition to the proposed Substitution, after the Effective Date, to (a) for twelve months reimburse Contract owners with allocations to the Replacement Portfolio for expenses, so that the expense ratio of the Replacement Portfolio will not exceed the expense ratio reported by the Current Portfolio as of the end of such Current Portfolio’s most recently ended fiscal year, and (b) for three years not engage in revenue sharing, if the fees and charges a contract owner pays under the Contracts would be greater after the proposed Substitution than before the proposed Substitution. This ensures that the Contract owner is not subject to higher Portfolio expenses than would have been incurred by the Current Portfolio.

4.	Comparison of Performance and Asset Levels

The performance is somewhat less for the Replacement Portfolio for one- and five-year periods, but is more comparable at a 10-year period. Performance differences between the Current Portfolio and the Replacement Portfolio over the short-term can be attributed to the underlying holdings between the funds as well as portfolio expenses. Over the medium- and long-term timeframe, performance differences between the two portfolios are less than the difference between expense ratios. The asset levels of the Replacement Portfolio are less than the Current Portfolio. However, the asset level of the Current Portfolio includes four share classes, while the asset level of the Replacement Portfolio only includes one share class.

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Government money market portfolios provide specific short-term opportunities for variable product features such as dollar cost averaging and the free-look periods required by state insurance laws, where liquidity and a stable net asset value is crucial. We are seeking the Substitution in order to continue to provide liquidity in all market periods, maintain a stable net asset value, and not overlay redemption fees in adverse market conditions. The Applicants believe that the benefits related to preserving Contract owners' expectations of liquidity outweigh the lower performance and lower asset levels of the Replacement Portfolio and justify the Substitution to a government money market portfolio.

D.	Request for an Order Pursuant to Section 26(c)

The Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the Substitution. The Applicants submit that, for all the reasons stated above, the Substitution is consistent with the protection of investors and the purposes fairly intended by the policy of the Contracts and provisions of the Act.

E.	Summary of Conditions for Implementation

The Applicants agree that any order granting the requested relief will be subject to the following conditions.

i.	The proposed Substitution will not be effected unless Ameritas determines that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the Application; (b) the Substitution can be consummated as described in the Application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitution.

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ii.	Ameritas or its affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract owners to effect the Substitution.
iii.	The proposed Substitution will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The Substitution will be effected without change in the amount or value of any Contracts held by affected Contract owners.
iv.	The proposed Substitution will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for affected Contract owners as a result of the Substitution.
v.	The rights or obligations of Ameritas under the Contracts of affected Contract owners will not be altered in any way. The Substitution will not adversely affect any riders under the Contracts.
vi.	Affected Contract owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Current Portfolio (before the Effective Date) or the Replacement Portfolio (after the Effective Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, Ameritas will not exercise any
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right it may have under the Contract to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date.
vii.	All affected Contract owners will be notified, at least 30 days before the Effective Date about: (a) the intended substitution of the Current Portfolio with the Replacement Portfolio; (b) the intended Effective Date; and (c) information with respect to transfers as set forth in Condition vi above. In addition, Ameritas will deliver to all affected Contract owners, at least 30 days before the Effective Date, a prospectus for the Replacement Portfolio.
viii.	Ameritas will deliver to each affected Contract owner within five (5) business days of the Effective Date written confirmation which will include: (a) a confirmation that the Substitution was carried out as previously notified; (b) a restatement of the information set forth in the pre-Substitution Notice; and (c) before and after subaccount values.
ix.	Applicants will not receive, for three years from the Effective Date, any direct or indirect benefits from the Replacement Portfolio, its adviser or underwriter (or their affiliates), in connection with assets attributable to Contracts affected by the Substitution, at a higher rate than they had received from the Current Portfolio, its adviser or underwriter (or their affiliates), including without limitation 12b-1 fees, shareholder service, administrative or other service fees, revenue sharing, or other arrangements.
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IV.	PROCEDURAL MATTERS

1. Pursuant to Rule 0-2(f) under the Act, the Applicant states that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

2. The Applicant desires that the Commission issue the requested order pursuant to

Rule 0-5 under the Act without conducting a hearing. Pursuant to the requirements with regard to electronic filing of applications, no form of Notice of Filing is provided.

3. Pursuant to Rule 0-2 under the Act, the Applicant hereby declares that this Application for a Commission order is signed by an authorized person on behalf of the Applicant pursuant to the general authority vested in such person by the appropriate charter documents and/or by resolution of the Board or pursuant to the appropriate charter documents of the Applicant, pursuant to Rule 0-2 under the Act, and/or by verification required by Rule 0-2(d) under the Act attached as Exhibit A to this Application, and further declares that such authorization remain in full force and effect.

4. All actions necessary to authorize the execution and filing of this Application have been taken and the person signing and filing this Application is authorized to so sign and file the same. Pursuant to Rule 0-2(c) the Resolution authorizing the officers of the Applicant to sign and file the Application are attached hereto as Exhibit B. This resolution remains in full force and effect and is hereby incorporated by reference.

Ameritas Life Insurance Corp. ON BEHALF OF ITSELF, AND ITS Ameritas life insurance corp. separate account llvl, and amerias life insurance corp. separate account llva

By:	/s/ Robert-John H. Sands

Robert-John H. Sands Senior Vice President and Corporate Secretary
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EXHIBIT INDEX

A.	Rule 0-2(d) Verifications

B.	Authority to Apply for SEC Exemptive Relief

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EXHIBIT A

VERIFICATION

City of Lincoln	)
) SS:
State of Nebraska	)

The undersigned, being duly sworn, deposes and states that he has duly executed the attached Application, dated April 6, 2016, for and on behalf of Ameritas Life Insurance Corp. ("Ameritas"); that he is the Senior Vice President and Corporate Secretary of Ameritas; and that all action by stockholders, directors or other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert-John H. Sands
Robert-John H. Sands

VERIFICATION

City of Lincoln	)
) SS:
State of Nebraska	)

The undersigned, being duly sworn, deposes and states that he has duly executed the attached Application, dated April 6, 2016, for and on behalf of Ameritas Life Insurance Corp. Separate Account LLVL, and Ameritas Life Insurance Corp. Separate Account LLVA; that he is the Senior Vice President and Corporate Secretary of Ameritas; and that all action by stockholders, directors or other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert-John H. Sands
Robert-John H. Sands

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EXHIBIT B

AUTHORIZATION

Ameritas Life Insurance Corp.

Certificate

I, Robert-John H. Sands, the duly elected Corporate Secretary of Ameritas Life Insurance Corp., a Nebraska corporation ("Corporation"), do hereby certify that, the Board of Directors of the Corporation adopted the resolutions set forth, in part, below as of August 24, 1994, with respect to the Ameritas Life Insurance Corp. Separate Account LLVL, that such resolutions have not been rescinded or modified in any respect and remain in full force and effect:

FURTHER RESOLVED, that the Chairman of the Board, President, any Vice President, the Treasurer, the Secretary, or any Assistant Vice President, and each of them, with full power to act without the others, with such assistance from the Company's independent certified public accountants, legal counsel and independent consultants or others as they may require, be and they hereby are, severally authorized and directed to take all action necessary to: (a) Register Separate Account as a unit investment trust under the Investment Company Act of 1940, as amended; (b) Register the life insurance contracts in such amounts, which may be an indefinite amount, as the said officers of the Company shall from time to time deem appropriate under the Securities Act of 1933; and (c) Take all other actions which are necessary in connection with the offering of said life insurance contracts for sale and the operation of Separate Account in order to comply with the Investment Company Act of 1940, the Securities Exchange Act of 1934, the Securities Act of 1933, and other federal laws, including the filing of any amendments to registration statements, any undertakings, and any applications for exemptions from the Investment Company Act of 1940 or other applicable federal laws as the said officers of the Company shall deem necessary or appropriate.

Dated this 6th day of April, 2016 at

Lincoln, Nebraska

/s/ Robert-John H. Sands
Robert-John H. Sands
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Ameritas Life Insurance Corp.

Certificate

I, Robert-John H. Sands, the duly elected Corporate Secretary of Ameritas Life Insurance Corp., a Nebraska corporation ("Corporation"), do hereby certify that, the Board of Directors of the Corporation adopted the resolutions set forth, in part, below as of October 26, 1995, with respect to the Ameritas Life Insurance Corp. Separate Account LLVA, that such resolutions have not been rescinded or modified in any respect and remain in full force and effect:

FURTHER RESOLVED, that the Chairman of the Board, President, any Vice President, the Treasurer, the Secretary, or any Assistant Vice President, and each of them, with full power to act without the others, with such assistance from the Company's independent certified public accountants, legal counsel and independent consultants or others as they may require, be and they hereby are, severally authorized and directed to take all action necessary to: (a) Register Separate Account as a unit investment trust under the Investment Company Act of 1940, as amended; (b) Register the annuity contracts in such amounts, which may be an indefinite amount, as the said officers of the Company shall from time to time deem appropriate under the Securities Act of 1933; and (c) Take all other actions which are necessary in connection with the offering of said annuity contracts for sale and the operation of Separate Account in order to comply with the Investment Company Act of 1940, the Securities Exchange Act of 1934, the Securities Act of 1933, and other federal laws, including the filing of any amendments to registration statements, any undertakings, and any applications for exemptions from the Investment Company Act of 1940 or other applicable federal laws as the said officers of the Company shall deem necessary or appropriate.

Dated this 6th day of April, 2016 at

Lincoln, Nebraska

/s/ Robert-John H. Sands
Robert-John H. Sands